2 May 2008
Ms. Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, DC 20549

Re:	Ausam Energy Corporation Amendment No. 4 to Registration Statement on Form S-1 Filed May 2, 2008 File No. 333-146853
Dear Ms. Parker:
     On behalf of Ausam Energy Corporation (the “Company”), we have filed through EDGAR and enclose herewith five courtesy copies of Amendment No. 4 (“Amendment No. 4”) to the above-referenced registration statement (the “Registration Statement”) and five black-lined copies indicating changes made to the Registration Statement.
     This letter sets forth the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated April 30, 2008 (the “Comment Letter”) with respect to Amendment No. 3 to the Registration Statement. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment the Company’s response.
General
1.	We note that your auditors have issued a going concern opinion. Please add a risk factor that discusses this risk to investors and add a brief discussion of the issue in your MD&A.
•	We have added a risk factor, “We May Not Be Able to Meet Our Cash Requirements Without Obtaining Additional Capital; If We Are Unable to Do So, We May Not Be Able to Continue as a Going Concern” on page 12 and a discussion in the MD&A set forth on page 34 as “Liquidity and Financial Condition; Going Concern Qualification.”
1430, 1122 Fourth Street SW, Calgary, Alberta T2R 1M1 Canada
Phone: (403) 215-2380          Fax: (403) 206-1457 www.ausamenergy.com

Ms. Anne Nguyen Parker
Ausam Energy Corporation
2 May 2008

2.	We note your response to prior comment 1. Please add the US dollar equivalent to the Canadian dollar price range you provide.
•	Added US dollar figures to each number in the price range using the exchange rate set forth on the cover page.
Selected Historical Consolidated Financial and Operating Data, page 19
Expenses per Boe, page 22
3.	We note your presentation of expenses per boe. Revise your presentation to provide the following:
•	A clear explanation of how the boe measures have been calculated, including a reconciliation to the production and operation information presented in the notes to your financial statements pursuant to SFAS 69;

•	An explanation of how you use the measures; and,

•	Cautionary language indicating that your measures may not be the same as similarly titled measures presented by others.
•	We have included a statement of how the measures are calculated on page 21.

•	The numbers on page F-27 now tie to the production figures shown on page 22.

•	We do not use the Boe measure internally, but have provided it for the convenience of investors for purposes of comparison to other companies whose production profile may differ from ours.

•	We have added the caution that our measure may not be the same as that used by others, and that the calculation is based on energy equivalence rather than value on page 21.

Ms. Anne Nguyen Parker
Ausam Energy Corporation
2 May 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 23
4.	We note your response to our prior comment 2 and reissue it in part. Please explain what you mean by the term “Test Well Unit.” Also, please add that you must convey a 25% interest in a Test Well when it achieves payout.
•	The “Test Well Unit” is now defined as the spacing unit that contains the Test Well. Our requirement under the agreement is to assign a 25% interest in the Test Well and the Test Well Unit, which is now reflected in the text on p. 23.
Selected Financial Information, page 32
5.	The disclosure in the first three sentences following the table of selected financial information appears to be directly updated from your September 30, 2007 disclosure and appears redundant when viewed in the context of the disclosure for the year ended December 31, 2007 that appears in the subsequent sentences. Please review the disclosure in this section and revise as needed.
•	We agree and have deleted the first three sentences.
Consolidated Statements of Operations and Accumulated Deficit, page F-5
6.	Explain to us how you have considered the redemption price of preferred shares in excess of cost and the dividends on preferred shares in computing basic and diluted loss per common share for the year ended December 31, 2007. See SFAS 128, pars. 8 and 9.
•	We have recalculated the effect of including these items in the per share number and included the revised number as a restatement to the financial statements for the year ended December 31, 2007 and the nine months ended September 30, 2007 under SFAS 154 par 26.
Note 3. Oil and gas properties utilizing the full cost method of accounting, page F-15
7.	Please expand the disclosure under footnote (4) to your tabular presentation to explain the basis for your determination that the carrying value of the Australian properties is recoverable.
•	We have added additional description of the basis of our determination of the carrying value of the Australian properties.

Ms. Anne Nguyen Parker
Ausam Energy Corporation
2 May 2008

8.	Various references under Note 3 refer to Note 15b-Subsequent Events. It appears that these references should be to Note 17b — Subsequent Events. Review and revise as needed.
•	Revised in the two places it appears on pages F-15 and F-16.
Supplementary Disclosures about Oil and Gas Production Activities (Unaudited), page F-27
9.	If amounts labeled as “Unproved” in your schedules of Capitalized Costs and Costs Incurred related to unevaluated properties, revise your column headings and line item captions to clarify this.
•	Changed heading on page F-28 to show that the properties included are unevaluated.
Standardized Measure of Discounted Future Net Cash Flows and Changes Therein, page F-28
10.	We note that your presentation of the standardize measure does not include a reduction for future income taxes. Explain to us, in reasonable detail, your basis for this presentation. As part of your response, explain how this presentation complies with SFAS 69, par 30(c).
•	As per our discussions with Bob Carroll and Brad Skinner, we have re-calculated the Standardized Measure of Discounted Cash Flows(“SMOD”) using the future net cash flows and the tax basis for the proved properties on a country-by-country basis and determined that our cost basis in the properties is in excess of the future net cash flows.

•	Specifically, our tax basis in our Australian proved properties is approximately $5 million against future net cash flows of $298,000. Our tax basis in our United States proved properties is approximately $3.7 million against future net cash flows of $2,493,000. Our reading of the language of SFAS 69 par 30(c) is that we should aggregate basis and revenues of the proved properties by geographic segment for the purpose of calculating the amount of future income tax.

•	Calculating the tax due on this basis, we have determined that no future income tax will be payable with respect to our proved properties, so the SMOD remains as previously stated on pages 21 and F-29.

Ms. Anne Nguyen Parker
Ausam Energy Corporation
2 May 2008

•	As a side effect of this determination, the PV-10 calculation on page 21 is the same as the SMOD calculation, so no further discussion of the non-GAAP nature of the PV-10 calculation is necessary.
[For ease of reference: SFAS 69, par 30(c). Future income tax expenses. These expenses shall be computed by applying the appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, to the future pretax net cash flows relating to the enterprise’s proved oil and gas reserves, less the tax basis of the properties involved. The future income tax expenses shall give effect to tax deductions and tax credits and allowances relating to the enterprise’s proved oil and gas reserves.]
Engineering Comments
Selected Historical Consolidated Financial and Operating Data, page 19
Estimated Proved Reserves, page 21
11.	It appears that you have disclosed the gross (before royalty) figures for your proved reserves. Please amend your document to disclose only the net (after royalty) figures — 543 MMCF gas and 9 MB oil. This comment also applies to the disclosures of proved reserves on page F-27 and the standardized measure on page F-29.
•	Amounts have been changed on pages 21, F-27 and F-29 to reflect after royalty amounts.
Expenses per BOE, page 22
12.	We note your disclosed unit production costs for the U.S. and Australia, $1.01/BOE and $11.82/BOE, respectively. The corresponding historical 2007 production costs (page F-28) are $4,882 and $77,303 for the U.S. and Australia, respectively. The corresponding production volumes for the U.S. and Australia are 4,848 BOE and 8,670 BOE, respectively. These yield unit production costs of $1.01/BOE for the U.S. and $8.92/BOE for Australia. The U.S. unit cost appears low in comparison to the costs for other U.S. producers while the disclosed Australian unit cost appears inconsistent with the historical production costs and corresponding production. Please explain this to us or amend your document to address these items.
•	Although the U.S. unit costs may appear low, they reflect amounts which we have been billed by the third-party operator as actual costs of production. The numbers set forth for Australia are now consistent with the $77,303 number shown in the financial statements.

Ms. Anne Nguyen Parker
Ausam Energy Corporation
2 May 2008

Business, page 42
United States, page 47
13.	We note your reference to writedowns of the Saudi, Peach Creek and Duvall County prospects. Please amend your document to include the information pertaining to the impairment of your T-Patch prospect on page 33.
•	A description of the results at T-Patch 1 has been added to page 47.
Closing Comments
     As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
     Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
•	should the Commission or the staff; acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Anne Nguyen Parker
Ausam Energy Corporation
2 May 2008

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
     We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
     We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
•	We are aware of these matters and will comply with them.
     If you have any questions or comments concerning either Amendment No. 4 to the Registration Statement or the foregoing responses to your comments, please call the undersigned at (832) 678-2333 or, in his absence, William G. Lee of the law firm of Vinson & Elkins L.L.P. at (713) 758-2180.
Very truly yours,

Richard G. Lummis
Vice President, Compliance and Secretary
Ausam Energy Corporation
Fax: (832) 678-2200

cc:	B. Skinner R. Carroll D. Levy
Via Facsimile:
William G. Lee
Fax: (713) 615-5312